                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          PLATINUM ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    727909103
                     ---------------------------------------
                                 (CUSIP Number)

                                MARK J. SCHWARTZ
                        c/o Palladin Capital Group, Inc.
                              One Rockefeller Plaza
                                   10th Floor
                            New York, New York 10020
                                 (212) 218-6812
                    ---------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JERRY L. SHULMAN, ESQ.
                               Williams & Connolly
                              725 12th Street, N.W.
                             Washington, D.C. 20005

                                October 13, 1999
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         SK-Palladin Partners, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

          NUMBER OF
           SHARES
         BENEFICIALLY       7     SOLE VOTING POWER
          OWNED BY          8     SHARED VOTING POWER
            EACH                  4,117,354  See Item 5.
          REPORTING         9     SOLE DISPOSITIVE POWER
           PERSON           10    SHARED DISPOSITIVE POWER
            WITH                  4,117,354 See Item 5.

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,117,354  See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.0% See Item 5.

14       TYPE OF REPORTING PERSON
                  PN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         SK-Palladin Holdings, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

          NUMBER OF
           SHARES
         BENEFICIALLY       7     SOLE VOTING POWER
          OWNED BY          8     SHARED VOTING POWER
            EACH                  4,117,354  See Item 5.
          REPORTING         9     SOLE DISPOSITIVE POWER
           PERSON           10    SHARED DISPOSITIVE POWER WITH
            WITH                  4,117,354 See Item 5.

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,117,354  See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.0%  See Item 5.

14       TYPE OF REPORTING PERSON
         PN

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         SK-Palladin Gen Par, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

          NUMBER OF
           SHARES
         BENEFICIALLY       7     SOLE VOTING POWER
          OWNED BY          8     SHARED VOTING POWER
            EACH                  4,117,354  See Item 5.
          REPORTING         9     SOLE DISPOSITIVE POWER
           PERSON           10    SHARED DISPOSITIVE POWER
            WITH                  4,117,354 See Item 5.

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,117,354  See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.0% See Item 5.

14       TYPE OF REPORTING PERSON
         CO

CUSIP No.  727909103

1        NAME OF REPORTING PERSON

         Mark J. Schwartz

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

          NUMBER OF
            SHARES
         BENEFICIALLY       7     SOLE VOTING POWER
           OWNED BY         8     SHARED VOTING POWER
             EACH                 4,117,354  See Item 5.
           REPORTING        9     SOLE DISPOSITIVE POWER
             PERSON         10    SHARED DISPOSITIVE POWER
            WITH                  4,117,354 See Item 5.

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,117,354  See Item 5.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  36.0% See Item 5.

14       TYPE OF REPORTING PERSON
         IN

         This statement amends and supplements, as indicated below, the statement on Schedule 13D (the "Schedule 13D") filed by each of the above named reporting persons (the "Reporting Persons"), on December 22, 1997 with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Platinum Entertainment, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

         This amendment number 1 to the Schedule 13D ("Amendment No. 1") is being filed on behalf of each of the Reporting Persons to report changes in each of the Reporting Persons beneficial ownership percentage of the Company's Common Stock as a result of the Reporting Persons' beneficial ownership of the Company's Series B Preferred Stock, which stock was acquired on December 12, 1997 pursuant to the Investment Agreement. At the time of the filing of the
Schedule 13D through October 12, 1999, each of the Reporting Persons, pursuant to Rule 13d-3(d) of the Securities Act of 1934, as amended (the "34 Act"), were deemed to beneficially own zero (0) shares of Common Stock in connection with the conversion of shares of Series B Preferred Stock because the Series B Preferred Stock was not convertible into Common Stock until December 12, 1999. However, as of October 13, 1999, Rule 13d-3(d) requires that the Company's Common Stock into which the Series B Preferred Stock beneficially owned by the Reporting Persons be included in the determination of the Reporting Persons' beneficial ownership of the Company's Common Stock. Accordingly, this Amendment No. 1 is being filed to reflect the Reporting Persons' beneficial ownership of the Company's Common Stock, as of October 13, 1999, taking into account the number of shares of Common Stock into which the Series B Preferred Stock is convertible based upon the aggregate Redemption Value of the Series B Preferred Stock as of October 12, 1999.

Item 5.  Interest in Securities of the Issuer.

                Item 5 to the Schedule 13D is hereby amended and restated to read in its Entirety as follows:

                "(a) On December 12, 1997, the Company issued to Palladin, and Palladin acquired, the Warrant and the Series B Preferred Stock.

                     Under the Series B Certificate, a holder of Series B Preferred Stock has the right to convert each share of Series B Preferred Stock, at the option of the holder, at any time or times, commencing two years from the date of the issuance of the Series B Preferred Stock, into that number of shares of Common Stock equal to the quotient obtained by dividing the Redemption Value per share by the Conversion Price. In addition, the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible is subject to adjustment in accordance with the antidilution provisions contained in the Series B Certificate.

                      Based on a Conversion Price of $5.9375 and the Redemption Value per share of Series B Preferred Stock through October 12, 1999, and without taking into account any applicable antidilution adjustments, the shares of Series B Preferred Stock are convertible into, as of October 13, 1999, an aggregate of 2,101,354 shares of the Company's Common Stock.

                      However, the number of shares of Common Stock into which the Series B Preferred Stock is convertible (the "Conversion Number") is subject to adjustment pursuant to (i) an increase in Redemption Value per share of Series B Preferred Stock as a result of the accretion of accrued and unpaid dividends in accordance with the Series B Certificate and (ii) the applicability of the antidilution provisions contained in the Series B Certificate. For example, (i) assuming that no shares of Series B Preferred Stock are converted or redeemed in accordance with the Series B Certificate, (ii) assuming dividends remain unpaid and accrete on the Series B Preferred Stock on each Dividend Payment Date (as defined in the Series B Certificate) in accordance with the Series B Certificate beginning in November 1999 and (iii) without taking into account the applicability of the antidilution provisions contained in the Series B Certificate, the Series B Preferred Stock would be convertible into the aggregate number of shares of Common Stock set forth below on the Dividend Payment Date set forth below:


-----------------------------------------------------------------------------------------------------------
         Dividend Payment Date                                  Conversion Number
         ---------------------                                  -----------------
-----------------------------------------------------------------------------------------------------------
November, 1999                                         2,134,945
-----------------------------------------------------------------------------------------------------------
February, 2000                                         2,206,821
-----------------------------------------------------------------------------------------------------------
May, 2000                                              2,279,532
-----------------------------------------------------------------------------------------------------------
August, 2000                                           2,352,986
-----------------------------------------------------------------------------------------------------------
November, 2000                                         2,427,116
-----------------------------------------------------------------------------------------------------------
February, 2001                                         2,511,263
-----------------------------------------------------------------------------------------------------------
May, 2001                                              2,596,564
-----------------------------------------------------------------------------------------------------------
August, 2001                                           2,682,845
-----------------------------------------------------------------------------------------------------------
November, 2001                                         2,769,994
-----------------------------------------------------------------------------------------------------------
February, 2002                                         2,857,999
-----------------------------------------------------------------------------------------------------------
May, 2002                                              2,947,287
-----------------------------------------------------------------------------------------------------------
August, 2002                                           3,037,602
-----------------------------------------------------------------------------------------------------------
November, 2002                                         3,128,786
-----------------------------------------------------------------------------------------------------------

                  Because there is no mandatory redemption date or mandatory conversion date with respect to the Series B Preferred Stock, it is not practical to estimate the absolute maximum number of shares into which the Series B Preferred Stock is convertible.

                  The number of shares of Common Stock issuable upon exercise of the Warrant is initially one million eight hundred thousand (1,800,000), subject to adjustment under certain circumstances. Pursuant to the terms of the Warrant, on each anniversary of the date of issuance of the Warrant, if any shares of Series B Preferred Stock remain outstanding, then upon each such anniversary, the number of shares of Common Stock issuable upon exercise of the Warrant is increased by an amount equal to 12% of the number of shares of Common Stock issuable upon exercise of the Warrant (calculated without giving effect to any prior 12% annual increase) (each such adjustment, a "Conditional Annual Warrant Increase"). As of December 12, 1998, shares of the Series B Preferred Stock remained outstanding and thus the Warrant may be exercised at any time through October 31, 2007 to purchase an aggregate of two million sixteen thousand (2,016,000) shares of Common Stock, subject to adjustment under certain circumstances.

                   Assuming the Warrant is not exercised or expired and that shares of Series B Preferred Stock remain outstanding, and without taking into effect the antidilution provisions contained in the Warrant, then as of the issuance anniversary date set forth below, the Warrant would be exercisable into the aggregate number (the "Exercise Number") of shares of Common Stock set forth below:


-----------------------------------------------------------------------------------------------------------
         Issuance Anniversary Date                              Exercise Number
         -------------------------                              ---------------
-----------------------------------------------------------------------------------------------------------
December 12, 1999                                      2,232,000
-----------------------------------------------------------------------------------------------------------
December 12, 2000                                      2,448,000
-----------------------------------------------------------------------------------------------------------
December 12, 2001                                      2,664,000
-----------------------------------------------------------------------------------------------------------
December 12, 2002                                      2,880,000
-----------------------------------------------------------------------------------------------------------
December 12, 2003                                      3,096,000
-----------------------------------------------------------------------------------------------------------
December 12, 2004                                      3,312,000
-----------------------------------------------------------------------------------------------------------
December 12, 2005                                      3,528,000
-----------------------------------------------------------------------------------------------------------
December 12, 2006                                      3,744,000
------------------------------------------------------ ----------------------------------------------------

                  Based on the relationships described in Item 2 of the Schedule 13D, as of October 13, 1999, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,117,354 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d), and there being, based on information obtained from the Company's most recent 10-Q filing under the 34 Act, 7,313,754 shares of Common

Stock outstanding on August 16, 1999, represents approximately 36.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  The calculation of the Reporting Person's percentage beneficial ownership of the Company's Common Stock set forth in this Amendment No. 1 does not take into account (i) any change in beneficial ownership due to the accretion of unpaid and accumulated dividends on the Series B Preferred Stock after the date of this Amendment No. 1, (ii) the change in beneficial ownership due to any Conditional Annual Warrant Increase after the date of this Amendment No. 1 or (iii) the applicability of the antidilution provisions contained in the Warrant or the Series B Certificate.

                  (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 4,117,354 shares of Common Stock beneficially owed by Palladin as of the date of this Amendment No. 1.

                  (c) Except as set forth in this Schedule 13D, as amended through the date hereof, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) and (e) Neither paragraph (d) nor paragraph (e) of Item 5 of Schedule 13D is applicable to this filing."

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1999

                                                SK-PALLADIN PARTNERS, LP

                                          By:   SK-Palladin Holdings, LP,
                                                its general partner

                                                By:   SK-Palladin Gen Par, Inc.

                                                By:   /s/ Mark J. Schwartz
                                                     ---------------------------
                                                     Name:   Mark J. Schwartz
                                                     Title: President and Chief
                                                            Executive Officer

                                          SK-PALLADIN HOLDINGS, LP

                                          By:   SK-Palladin Gen Par, Inc.

                                                By:   /s/ Mark J. Schwartz
                                                     ------------------------
                                                     Name:   Mark J. Schwartz
                                                     Title: President and Chief
                                                            Executive Officer

                                          SK-PALLADIN GEN PAR, INC.

                                          By:    /s/ Mark J. Schwartz
                                                ----------------------------
                                                Name:   Mark J. Schwartz
                                                Title: President and Chief
                                                       Executive Officer







                                           /s/ Mark J. Schwartz
                                          ----------------------------
                                          Mark J. Schwartz